# Invest in InfiniteVR

Technology | Retail | Entertainment | Virtual Reality | Adventure

## A platform that connects people with future technologies such as VR, AR, and AI

INFINITEVR.TECH NEW YORK NEW YORK


infiniteVR
REALIZE THE FUTURE



*At first, it was all about entertainment and bringing fun to the consumer's life. After a while, we noticed the value is not only in entertainment but also in education and learning. We want to create a platform that helps people experience the future.*

**Osman Fatih Aysu** Founder / CEO @ InfiniteVR

### Why you may want to invest in us...

1. $4.75M lifetime corporate revenue.
2. 3 continents, 27 cities, 41 locations.
3. Signed LOI with a Southern China investment group.
4. Profitable since the first year of the company.
5. Multi-Channel sales: Offline and Online Retail, Wholesale, Franchise, B2B.
6. Growth potential to be a leader of the $120B industry.
7. The founder has 3 established brands in the shopping mall industry since 2010.
8. A national account holder with shopping malls Industry leaders

## Why investors ❤ us

WE'VE RAISED $306,731 SINCE OUR FOUNDING



*I have always been an entrepreneur; however, not all ideas are great to follow. When I saw the INFINITEVR 1.0 project, I recognized the opportunity, which was an excellent match. It was new, revolutionary, and fun. I was a customer, and then I decided to be a franchisee at an early stage.*

*I love this company and where it is heading. InfiniteVRKids will be a game-changer, and revolutionary business in the USA, precisely like how InfiniteVr 1.0 was. New projects created the same feelings inside of me, and this time it was way easier to invest because of the knowledge and historical data I had as a franchisee. I am so glad that I got an opportunity to become a partner of InfiniteVR.*

*Osman*

... read more

**Kasim Ozev** Owner

LEAD INVESTOR | INVESTING $25,100 THIS ROUND



*Osman has a solid understanding of the American Dream but he doesn't sell dreams. He makes sure his hard work and the hard work of his team will benefit all who have put faith in this venture and many others to come.*

**Joseph Lopez**



*Our first experienced with Infinite VR was when we were in Texas. As we've been traveling more and more, we have been seeing more Infinite VR locations and we are very excited to witness their business grow. We recently visited Milwaukee and we were happy to see a location at Mayfair mall! We've had so much fun as a family each time and it was fascinating company can bring new product line each time we visit. We do not have any doubt that they are hidden jem, will sky rock soon.*

**Mari Lang**

SEE MORE

## Our team

AND OUR MAJOR ACCOMPLISHMENTS



**Osman Fatih Aysu**

Founder / CEO

*Founded three brands and execute them into a franchise model successfully. CEO of three companies in three continental. MBA degree. Proud future dad of Paloma.*



**Iacy Ye**

China Operations Manager

*Can turn into a NINJA when it comes to fighting for company rights.*



**Utku Murathan**

Business Development Director

*Successfully completed regional expansion for INFINITEVR in 2018 even though he lost so many pounds of weight.*



**Serdar Turan**

Senior Marketing Specialist

*Former founder with over 10 years of experience growing the digital presence of brands. Believes what happens on social media stays on Google forever.*



**Stormy Folsom**

Tech Support Specialist

*From nothing to own her business and came back to help InfiniteVR with her knowledge.*

## In the news

mySA

**Ready to play with virtual reality in San Antonio?**

In the new Steven Spielberg film "Ready Player One," based on the bestselling novel of the same name, young Wade Watts (Tye Sheridan) and other denizens of the year 2045 lose themselves in a vast digital

March 28, 2018 @ mysanantonio.com

## Downloads

- InfiniteVR-Timeline.pdf
- InfiniteVR Pitch-Deck-WF .pdf
- InfiniteVR KIds.pdf
- InfiniteVR-GO MINI NEXT.pdf
- Post-Covid-Business-Plan.pdf

# It's all happening, while you're sleeping...

## Virtual reality will be one of the next big things

At the end of the '90s, a reporter asked this question to **Bill Gates**: **"What is the next big thing?"** And his answer was **"The Internet."** But now the answer has changed; one of the next big things will be **Virtual Reality and Augmented Reality.**

VR and AR have the potential to become the next big computing platform. Just like when we saw the growth of the PC and smartphones, we expect new markets to be created and existing markets to be disrupted. There is no shortage of examples of how VR and AR can reshape existing ways of doing things—from buying a new home to interacting with educational platforms to watching a movie.



## Huge Market Size - $120.5 billion by 2026


Global Virtual Reality Market Size, 2015-2026 (US$ Billion)
120.5
7.3
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
Source: Goldman Sachs Global Investment

The global virtual reality market size was valued at USD 7.8 billion in 2018 is projected to reach USD **120.5 billion** by **2026**, exhibiting a compound annual growth rate of **42.2%** during the forecast period.

Given that VR/AR technology is still in the early stages of development, we have outlined two scenarios over the next decade in the graphic below to show where this could go in the next 5 years.


Combined 2025 AR/VR hardware and software scenarios
$200bn
$180bn
$160bn
$140bn
$120bn
$100bn
$80bn
$60bn
$40bn
$20bn
$0bn
$72bn
$110bn
$35bn
$45bn
Accelerated uptake
Base case
Hardware
Sofware
Source: Goldman Sachs Global Investment Research

## Connecting the Dots

The VR/AR ecosystem has almost every component in place, and demands are increasing day by day; however, there is a **problem**: the lack of platforms that will connect all the dots in the improving ecosystem. **InfiniteVR** is aiming to **resolve** this problem by being the platform that connects end users to all those software companies, hardware companies, manufacturers, educators, innovators, and startups.


You can't connect the dots looking forward; you can only connect them looking backwards.
Steve Jobs
1955 - 2011

Unlike other online or offline retail platforms, InfiniteVR is going to provide **demonstrations** and **customizations** of immersive technologies for end-users at our locations. We will be opening our doors to millions of users in the next five years, providing feedback into the ecosystem in order to develop better products while customers are having fun at our locations.

## Proven Success

We believe every company's future is orchestrated by its past. The timeline below gives a short summary of our story.


Proven Success
infiniteVR
REALIZE THE FUTURE
APRIL 2016
The InfiniteVR concept was created by a passionate entrepreneur and a veteran angel investor at a dinner in Guangzhou.
SEPT 2016
Opened first three locations in Texas.
DEC 2016
First franchise location opened in Dallas, TX.
APRIL 2017
First out-of-state franchise locations opened.
MAY 2017
Regional expansion in Texas.
APRIL 2018
Completed national expansion.
NOV 2018
First out-of-country free agent location opened in Istanbul, Turkey.
MARCH 2019
Two out-of-country free agent locations opened in Guadalajara, Mexico and Querétaro, Mexico.
AUG 2019
Frst mobile location opened in Portland, OR
NOV 2019
LOI and MOU signed with one of the biggest investment groups in southern China, making InfiniteVR a global firm.
APRIL 2020
Over a period of 2 weeks, 584 potential franchisees in China signed up for an online symposium with InfiniteVR.

To know more about us, **detailed timeline,** and **financial information** per year please **click below**. We have a great story, don't miss out!!! □□□

Detailed Timeline


Products
infiniteVR
REALIZE THE FUTURE
VR SMART - AIO HEADSET
VR ONE+
VR ONE
BLUTOOTH R/C
DRAWBOT
AR ARCHER
VR-CAM 360°
SMART DOG
AR GEEK PLAY
AR GUN


Simulators
infiniteVR
REALIZE THE FUTURE
9DVR
VR FLYING
VR MOTORCYCLE
VR RACING
VR ROBOT
VR SPACE


Kiosks / Locations
infiniteVR
REALIZE THE FUTURE
USA
MEXICO

**During the last three years, $9.2M Total Brand Revenue...**


Business Model
infiniteVR
REALIZE THE FUTURE
Brand-new or pre-used sales to our franchise partners and to free agents.
To birthday parties, corporate events, fairs, universities, street shows, restaurants or other venues
Initial payment to be part of InfiniteVR
Corporate retail locations
To our franchise partners at a discounted price, and B2B with different price points
Through InfiniteVR Amazon store and our website and app.
Serve as royalty fee; collected monthly
Upgrades, extended services for simulators, and repair services
Simulator Sales
Rental Services
Franchise Fee
Retail Sales
Business Model
Wholesale
Online Sales
Support Fee
Extended Warranty Services
InfiniteVR has a very broad revenue structure, and new revenue sources are limited only by our imagination.
InfiniteVR 2.0 projects will add different income sources to our existing revenue structure, such as sponsorship and advertisement and a subscription model.
Sponsorship & advertisement: InfiniteVR attracts big companies' marketing teams thanks to our defined customer base and time spent in our locations.
Subscription model: By adding the InfiniteVRkids project, we will create a subscription model for families in order to increase our customer retention rate and provide a more personalized experience for our customers.


$3.5m
$3.0m
$2.5m
$2.0m
$1.0m
$750K
$500K
$300K
$250K
$100K
$0
$281K
$25K
$256K
925%
$2.6m
$1.1m
$1.5m
17.31%
$3.05m
$1.07m
$1.98m
5%
$3.2m
$2.2m
$1.08m
Total Brand Revenue - 2016 (Sep to Dec)
Total Brand Revenue - 2017
Total Brand Revenue - 2018
Total Brand Revenue - 2019
Total Corporate Location : 2
Total Franchisee Location : 27
Total Free Agent: 6
Corporate Revenue
Franchisee Revenue

**InfiniteVR- Compound Annual Growth Rate Comparison between 2016 and 2019.**

*Brand Revenue: Total revenue is generated by all InfiniteVR franchisees and corporate locations.

| InfiniteVR - Growth | 2016 | 2019 | Compound Annual Growth Rate |
|---|---|---|---|
| Total Brand Revenue | $281,000 | $3,200,000 | 125% |
| Corporate Revenue | $256,000 | $1,080,000 | 61.6% |
| Franchise Revenue | $25,000 | $2,200,000 | 344.8% |


CAGR +125%
CAGR +61.6%
CAGR +344.88%
$3,200,000
$1,080,000
$2,200,000
$281,000
$256,000

## End of 2019 - Financials


Corporate Revenue
1.08M
%6
Net Profit
Total Brand Revenue
3.2M
Franchisee Revenue
2.2M

## The question that's excited us the most is: What IS NEXT?

During the last three years, InfiniteVR has reached over **500,000 customers** from different demographics, ages, and socioeconomic backgrounds. In addition to our data, we strengthen our strategy by Goldman Sachs' industry report.



2025 base case VR/AR software projections by use case
Military, $1.4bn
Engineering, $14.7bn
Video games, $11.6bn
Healthcare, $5.1bn
Education, $0.7bn
Real estate, $2.6bn
Retail, $1.6bn
Video entertainment, $3.2bn
Live events, $4.1bn
Source: Goldman Sachs Global Investment Research

As a result of field data and statistics reports, we designed our next move, which is **InfiniteVR 2.0**



What is Next?
infiniteVR
InfiniteVR Next
Upgrading our existing locations in order to better serve our customers
InfiniteVR-Go
Location-based VR with adequate size to be mobile and suitable to open in shopping malls without needing big layouts
InfiniteVR Mini
To utilize all opportunities regardless of size restrictions
InfiniteVR Kids
Designed for our little fans to learn while they are having fun.

## InfiniteVR 2.0

### A) InfiniteVR-Kids

We created InfiniteVR-Kids not only because of industry reports but also because of our little **friends'** requests. The voice message below was recorded on **4/12/2020** on our company phone line from one of our little fans in New York. When we heard her voice message, we instantly knew that it was mandatory for us to **open** InfiniteVR-Kids locations as soon as possible.

"Hi. I want to know if you still open. I did all my homework and my mum promised me to take me to you but she told me you are closed. Can you guys work with an appointment? Can you please call me or my mum back at 718*******? Thank you."


02 InfiniteVrKids
Watch later
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si no que también
es un centro de aprendizaje.

**InfiniteVR** has designed two versions of the concept: indoor stores and kiosk-size centers. Indoor stores are designed to be in malls or in outside locations with a large layout. Kiosk-size centers are designed to reach everywhere fast and keep the concept practical and mobile.


Kiosk Concept
infiniteVR
KIDS


Store Concept

**Click below** to have a closer look at InfiniteVR-Kids. We have more visuals and details to share. You or your kids will love what we are working on, we promise :) ▯

More Details

**B) InfiniteVR-Go, InfiniteVR-Mini, InfiniteVR-Next**


InfiniteVRGo-Mini-Next
Watch later
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y bazares navideños.

Location base-VR, practical designs, upgrades for our existing locations, and more. You can find more detailed information and visuals by clicking the link below. You will love what you will see.

For more details and visuals please **click below**. We have so many things to tell you.▯▯

More Details

**Our goal to reach 100 LOCATIONS by 2025**

InfiniteVR is one of the most promising companies with a strong company vision and experience in the VR/AR ecosystem. We are here to seek your help to execute our future projects, and we believe transparency is the key. Here is the breakdown of how we will use the funds for this round and our growth model.

## GROWTH MODEL

- Projections have been made by using InfiniteVR historical data and pattern with a conservative approach.
- All revenue projections prepared for InfiniteVR Corporate Revenue only. Brand revenue tends to be 80% of corporate revenue per year.
- All numbers in this page are only projections(not a promise).

Corporate Revenue Projections by year

| Description ($ in thousands) | 2019 | 2020 | 2021 | 2022 | 2023 |
|---|---|---|---|---|---|
| Revenue | 1080 | 1300 | 2600 | 6100 | 9800 |
| Net Operating Profit | 61 | 157 | 336 | 798 | 1380 |
| InfiniteVR 2.0 Locations | - | 4 | 14 | 40 | 60 |



$1,080,000
$1,300,000
$2,600,000
$6,100,000
$9,800,000
4
14
40
60



MILESTONES / USE OF FUNDS
2020
- To open 4 new locations (1 of each project)
2021
- Total InfiniteVR 2.0 locations: 14
- Franchising InfiniteVR 2.0
- Regional Expansion
2022
- Total InfiniteVR 2.0 locations: 40
- National Expansion
2023
- Total InfiniteVR 2.0 locations: 60
- Global Expansion
- To seek opportunity for initial public offering.
Operating Expenses
%15
Hiring
%15
Use of Funds
Opening New Locations
%45
Marketing
%25

### If not NOW, then when? If not YOU, then who?

It's been a challenging journey to build InfiniteVR and bring it this far successfully without partners. We know we did a great job, but we also know there's way more to accomplish. Our customers are our best supporters during hard times. Reading their reviews about us was the best motivation ever.



User Testimonals
infiniteVR
Very good!! Love the product. The virtual reality is seriously awesome. I can't wait until improves more
Blake Smallwood - Sawgrass $Mills, Sunrise, FL
Enjoyed watching my children have fun.
Susan Flores - Willowbrook Mall, Wayne, NJ
Everything was wonderful. the salesman was very friendly and we bought one then got into car and turned around came back and got another one.
Mary Krach - Jordan Creek Mall, Des Mones, IOWA
So great!! Please add locations to Denver!
Tammy Crynes - Woodland Mall, Houston TX
I thoroughly enjoyed this experience, as did my 8-year-old son. Staff was very kind, professional and had a knack for communicating with my son and I. We will be back very soon.
Rachelle Coughoenour - Barton Creek Mall, Austin, TX

InfiniteVR is under the scope of multiple investor companies from all over the world. We aim to be generating over $40M in revenue in 5 years and exiting out over $200M with a **merge or acquisition** (though this is not guaranteed). Alternatively, opening up InfiniteVR to **IPO** is in our scope as well.


Why You May Invest In US?
Realize The Future
IPO
Or
Acquisition
9.2M Brand Revenue
4.75M Corporate Revenue since Sep, 2016
Profitable since 2016
3 Continents, 27 Cities, 41 Location
16 states in USA
Locations in Turkey and Mexico and USA
Signed LOI With Largest Investment Group In China
In two weeks, 584 potential franchisee signed up online application in China
Growth Potential to be leader of $120B industry
Highest number of Vr locations
Multi-Channel Sales Strucutre
Tracked Success Of Management
Founder has 3 other established brand in the shopping mall industry since 2010

**Now** is the time to share our vision, experience, and projects with amazing **partners** like you. Let's realize the future together□□□

Invest in Infinite VR

# Investor Q&A

– COLLAPSE ALL

### What does your company do?

We create bridges between technology companies and consumers by creating a platform that brings fun, new, and cool tech to people's life. InfiniteVR gives customers the chance to experience new tech such as VR, AR, MR, and AI products through exciting demonstrations, with the ability to purchase their favorite items on the spot.

### Where will your company be in 5 years?

InfiniteVR plans to have over 100 locations all over the USA and other countries in the next 5 years. We aim to be generating over $40M in revenue in 5 years and exiting out over $200M with a merge or acquisition (though this is not guaranteed). Alternatively, opening up InfiniteVR to IPO is in our scope as well.

### Why did you choose this idea?

At first, it was all about entertainment and bringing fun to the consumer's life. After a while, we noticed the value is not only in entertainment but also in education and learning. We want to create a platform that helps people experience the future.

### Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

The world we are living in is not the same as the world our parents lived in. We recognized that VR/AR is the next big thing and we acted on it quickly. VR did not appear in the world recently. It has existed since the 1970s; however, the data speed and technology were not ready for it to make it into end-users' lives. The technology we have now has opened the door to a new lifestyle. We know that It is just a start.

With the help of real 5G, data speeds will soon be mind-blowing and support VR/AR/MR, and AI technologies to be mobile and reach every person. That will trigger the new world which will take over our day-to-day lifestyle.

## How far along are you? What's your biggest obstacle?

We have come a long way. And we know that there are many things to be accomplished. The future of InfiniteVR is limited only by our imagination. Our knowledge and experience in the industry are something we rely on. However, lack of funding can be the biggest obstacle for us.

We know what to do and how to do it, we just need help to fund it.

## Who competes with you? What do you understand that they don't?

In our ecosystem, you can find innovators, programmers, single-item retailers but you can not find a platform to introduce all those to consumers in many locations. There is no industry leader in our field which is motivating us to be one.

Educating customers and demonstrating new technology is the key to our eco-system. You would not search in Amazon for live streaming 360 Camera if you do not know it exists. We show people that the FUTURE is here and they can have it NOW.

## How will you make money?

We have a franchise model in which franchisees must pay franchise fees initially and royalty fee every month. In addition, all franchisees need to carry products and move them in their location. We wholesale products to them which they retail to consumers. We provide basic tech support remotely free of charge and detailed support with a fee.

With InfiniteVRkids and other new projects, we will add retail sales income back to our revenue structure again as we had in the past.

In addition, we would like to invest heavily in online sales, as well as to collect data for possible targetted marketing options, so that other companies can advertise in our locations to a selected audience.

## What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Closely following changes in our industry is the key. If you get behind or act slowly, you are out of the game. If we fail, it means we stop chasing the NEW in our industry.

Our biggest risk is either getting slow or irrelevant to what's coming up. The reason for this would be the lack of funding.

We have tremendous trust in our abilities, but without funding, it would be very challenging to take the company to the next step. This is the main reason we are here on the Wefunder platform.

## Why InfiniteVR?

To answer this question in two words; Experience and vision.

Our industry is still in its early stages. We are in an industry in which there is no big leader. We barely see any other companies trying to break into this space that we are already mastering. Classic offlines or online sellers are not what the industry needs at this time due to the fact that this is so new and people need education and demonstration of new upcoming technologies.

Our ecosystem already has innovators, geniuses, software engineers, and manufacturers, but no one to create channels and bridges to end-users except us. We hold the biggest distribution channel for our industry and we want to scale this over 100 touch points in the next 5 years. We are the only player with the forward-thinking and leverage to be an industry leader.

## Where do you think Virtual Reality Industry is heading in the next 5 years?

As of now, we see that VR companies are focusing on location-based VR for amusement parks and VR for education. InfiniteVR 2.0 will cover those topics and will additionally bring gamification on board.

In the next 5 years, VR/AR and AI will replace many things in our lives through the help of 5G data speeds. AR lenses, Smart homes, VR Traveling, online shopping, and on and on. We could go on for hours and hours explaining how VR/AR will take over our lifestyles.

The executive of HTC Vive executive summarized it for us with these words:

" Anyone remember those bulky first cell phones we got when this technology first came into market?? Almost all tech you are using now will be that 'bulky cell phone' in the next 10 years." -Raymond Po

**Why was there a decrease in corporate revenue between 2018 and 2019?**

As we mentioned in our timeline, InfiniteVR decided to sell all corporate-owned retail locations in 2019. That means our retail location revenue is decreased dramatically; however, our expenses decreased as well. No overhead charges, no rent, not so many employees, no retail-related tax payments. This is why our 2019 net profit percentage was higher than in 2018. And if you look at financials for brand revenue, InfiniteVR increased its brand revenue by 5% from 2018 to 2019.

Why did we do that?

Anyone who owned a business would understand why right away but if we need to put into words, we made this change to be able to focus on "What is next?". Retail takes a lot of energy for the day-to-day operation and we executed very broad expansion in 2018. It shifted our focus toward day-to-day operations and away from working on what's next. We noticed this early on and took quick action to refocus. InfiniteVR will open corporate retail locations very soon with InfiniteVR 2.0 concept.

**What is the difference between corporate revenue, franchise revenue, and brand revenue mentioned on the page?**

Corporate revenue is the total revenue of what INFINITEVR corporate generates with multi-channel revenue system. Financials are provided for 2018 and 2019 in the financials section.

Franchise revenue is the total revenue of what our franchisees generate as separate entities but under our brand name. We have a direct link to a POS system where we can verify their revenue since we charge them support fees according to their revenue.

Brand revenue consist of total corporate revenue and franchise revenue. It represents what the total INFINITVR brand generates as a whole.

# Financials

InfiniteVR has financial statements ending March 31 2020. Our cash in hand is $56,646, as of May 2020. Over the three months prior, revenues averaged $48,000/month, cost of goods sold has averaged $3,100/month, and operational expenses have averaged $30,700/month.

## At a Glance

January 1 to December 31

**$1,078,150** [46%]
Revenue

**$58,232** [33%]
Net Profit

**$112,896** +82%
Short Term Debt

**$0**
Raised in 2020

**$56,646**
Cash on Hand
As of 05/ 2/20

INCOME BALANCE NARRATIVE

### Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

### Overview

We create bridges between technology companies and consumers by creating a platform that brings fun, new, and cool tech to people's life.

InfiniteVR gives customers the chance to experience new tech such as VR, AR, MR, and AI products through exciting demonstrations, with the ability to purchase their favorite items on the spot.
InfiniteVR plans to have over 100 locations all over the USA and other countries in the next 5 years. We aim to be generating over $40M in revenue in 5 years and exiting out over $200M with a merge or acquisition (though this is not guaranteed). Alternatively, Opening up InfiniteVR to IPO is in our scope as well. These projections cannot be guaranteed.

### Milestones

Av Consortium LLC was organized in the State of Texas in June 2016.

Since then, we have:

- $9.2M lifetime brand revenue (3 years, including franchise revenue under different entities).

- 3 continents, 27 cities, 41 locations.

- Signed LOI with a Southern China investment group.

- $4.75M corporate lifetime revenue.

- Multi-Channel sales: Offline and Online Retail, Wholesale, Franchise, B2B.

- Profitable since the first year of the company.

- The founder has 3 established brands in the shopping mall industry since 2010.

**Historical Results of Operations**

Our company was organized in June 2016 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $1,078,150 compared to the year ended December 31, 2018, when the Company had revenues of $1,981,025. Our gross margin was 85.2% in fiscal year 2019, compared to 79.88% in 2018.

- *Assets.* As of December 31, 2019, the Company had total assets of $214,551, including $64,204 in cash. As of December 31, 2018, the Company had $187,608 in total assets, including $105,684 in cash.

- *Net Income.* The Company has had net income of $60,370 and net income of $90,443 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.

- *Liabilities.* The Company's liabilities totaled $112,896 for the fiscal year ended December 31, 2019 and $62,082 for the fiscal year ended December 31, 2018.

**Related Party Transaction**

Refer to Question 26 of this Form C for disclosure of all related party transactions.

**Liquidity & Capital Resources**

To-date, the company has been financed with $245,000 in debt.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 18 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

**Runway & Short/Mid Term Expenses**

Av Consortium LLC cash in hand is $56,646, as of May 2020. Over the last three months, revenues have averaged $48,000/month, cost of goods sold has averaged $3,100/month, and operational expenses have averaged $30,700/month, for an average net margin of $14,200 per month. We are currently profitable.

We had an unexpected interest in our simulators right before COVID-19 and sold 4 simulators and one franchise location. We were in the process of negotiation with the biggest shopping mall developer about InfiniteVR kids.

Due to pandemic circumstances, we put a hold to our ongoing business and right away focus on how to go back on track as soon as possible. We created 'Entertainment by Appointment' model for our existing business and we are planning to execute our plan in the next 30-45 days.

We expect a decrease in about 30% of our revenue in the next 3-6 months in light of COVID-19. In order to keep our revenue at the same level, we will invest in our new model (Entertainment by Appointment) and our e-commerce option. Even though our fluctuation in revenue rate depends on how successful we will be in our efforts, we are very hopeful that we can rebound out of this pandemic very successfully. Six months from now, we hope to have monthly revenues back up to $50,000 and monthly expenses to be $30,000, although this cannot be guaranteed.

For additional capital outside of this Wefunder Offering, our founder can provide funds to InfiniteVR.

**A note from Wefunder.** Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

| | | |
|---|---|---|
| **Net Margin:** 5% | **Gross Margin:** 85% | **Return on Assets:** 28% |
| **Earnings per Share:** $0.06 | **Revenue per Employee:** $359,383 | **Cash to Assets:** 31% |
| **Revenue to Receivables:** 2,702% | **Debt Ratio:** 54% | |

Financial Statements Review 06062020.pdf

# Risks

1 The future of our company is not independent of the relationship strain between two global hegemonies, the US and China. US-China trade war might leave an unwanted impression on our operation. Their declining trade relationships might hinder the mobility of goods of our company which ultimately can cause a flux in the purchase-cost ratio in the future. This situation can weigh on our economic condition leading to a decline in the growth of our business. As a consequence, this would put our measured accounting results in a state of flux as well. Alternatively, we are in negotiation with some factories in Turkey in case things get worst.

2 Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

3 Our business can be affected by a crisis like Corona. This global phenomenon might is one of the crucial factors in determining our business inclinations. Such unpredictable encounters in the future might hinder the performance of our company. This can put a hindrance to the supply of our goods to larger markets keeping in view the consideration of social distancing and lockdown. As this situation is dealt with differently in different regions, our operations would have to change relatively. Lockdown can lead to a slow supply of our goods to the other markets, impacting the economy of our company. it adds another layer of challenge our company has to face. Uncertain times are opportunities for great management to show their talents. Please check Post-Corona business model we created in PDF on the campaign page.

4 Hiring the right people for the right job would impact the execution of the projects of our company. The feasibility of the projects would be determined by the effective working of our management team whose co-operation in the different tasks of the projects is crucial for the productive results. The inability to hire individuals with the skills required would impact the performance of our company and may hinder the normal productivity rate.

5 Lack of sufficient funds may cause execution conundrums for our company. Although we have calculated the capital that would be required for the operating projects and for future projects, lack of external funds can impact our operational rate of the business. We cannot assure that adequate funds would be available to us for execution or the ongoing projects will produce the calculated budget for future projects to function thoroughly.

6 Following up the trend is very important in our model. If we fail to follow the emerging technologies closely, we might be outdated and customers can lose their interest in our brand. Management team vision needs to be very open and up to date in order to stay relevant and ahead of the trend before it gets consumed.

7 Competition is not there yet however there is no guarantee that it will not come. Such a scenario like big entertainment companies that have many locations shifted to our industry is a possibility. There fore timing is everything for us. we need to be at a point quick so we will not be pushed out in the game.

# Details

### The Board of Directors

| DIRECTOR | OCCUPATION | JOINED |
|---|---|---|
| Osman Fatih Aysu | FOUNDER @ Av Consortium LLC | 2016 |

### Officers

| OFFICER | TITLE | JOINED |
|---|---|---|
| Osman Fatih Aysu | CEO | 2016 |

### Voting Power

| HOLDER | SECURITIES HELD | VOTING POWER |
|---|---|---|
| Osman Fatih Aysu | 1,000,000 Common Units | 100.0% |

### Past Equity Fundraises

| DATE | AMOUNT | SECURITY |
|---|---|---|
| | $58,793 | Priced Round |
| 04/2017 | $20,000 | Loan |
| 12/2019 | $10,000 | Loan |
| 12/2019 | $15,000 | Loan |
| 06/2016 | $100,000 | Loan |
| | $0 | Priced Round |
| 10/2019 | $100,000 | Loan |

### Outstanding Debts

| LENDER | ISSUED | AMOUNT | OUSTANDING | INTEREST | MATURITY | CURRENT? |
|---|---|---|---|---|---|---|
| Jose Vilera | 06/02/2016 | $100,000 | $0 | 20.0% | 01/07/2018 | |
| Osman Faith Aysu | 04/04/2017 | $20,000 | $20,000 | 0.0% | | Yes |
| PayPal | 10/21/2019 | $100,000 | $78,024 | 15.5% | 02/01/2021 | Yes |
| Fundbox Capital | 12/23/2019 | $10,000 | $0 | 21.0% | 09/02/2020 | |
| Bluevine Capital | 12/24/2019 | $15,000 | $8,892 | 15.5% | 07/27/2020 | Yes |

### Related Party Transactions

| | |
|---|---|
| Name | Osman Fatih Aysu |
| Amount Invested | $20,000 |
| Transaction type | Loan |
| Issued | 04/04/2017 |
| Outstanding principal plus interest | $20,000 as of 05/2020 |
| Interest | 0.0 per annum |
| Outstanding | Yes |
| Current with payments | Yes |
| Relationship | Company's Founder and CEO |

*This was contributed capital from the Company's Founder and CEO, Osman Faith Aysu. This contribution bears no interest and is intended to be paid back once the company is profitable and in good financial standing.*

### Use of Funds

$50,004 - 42.5% for Marketing (digital ads and campaigns) - 50% for Hiring digital marketing specialist - 7.5% for Wefunder intermediary fee

$499,999 - 45% for Opening new locations - 25% for Marketing ( Digital ads and social media campaigns) - 15% for Hiring (digital marketers and business development specialist ) - 7.5% for Operating expenses - 7.5% for Wefunder intermediary fee

### Capital Structure

| CLASS OF SECURITY | SECURITIES (OR AMOUNT) AUTHORIZED | SECURITIES (OR AMOUNT) OUTSTANDING | VOTING RIGHTS |
|---|---|---|---|
| Common Unit | 1,000,000 | 1,000,000 | Yes |

### The Funding Portal

InfiniteVR is conducting a Regulation Crowdfunding offering via Wefunder Portal LLC.
CRD Number: #283503.

### Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.